John-Paul Motley	VIA EDGAR
T: +1 213 561 3204 jpmotley@cooley.com

May 7, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suying Li, Rufus Decker

Re:	Air Lease Corporation
Form 10-K for Fiscal Year Ended December 31, 2024
File No. 001-35121

Ladies and Gentlemen:

On behalf of our client, Air Lease Corporation (the “Company”), we submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 30, 2025 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Commission on February 13, 2025 (the “Annual Report”).

Set forth below are the Company’s responses to the Comment Letter. For the convenience of the Staff, the Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Annual Report.

Form 10-K for Fiscal Year Ended December 31, 2024

Consolidated Financial Statements

Consolidated Balance Sheets, page 66

1.	Please disclose total current assets and total current liabilities for all periods presented. Refer to Rules 5-02.3, .8, .9 and .19 through .21 of Regulation S-X.

Response: The Company purchases new commercial aircraft with a 25-year useful life and leases these assets to airlines, typically on operating leases, with lease terms ranging from eight to 12 years. At the end of the lease, the Company will either renew the lease, re-lease the aircraft to a different airline, or sell the aircraft to a third party. The Company operates in one line of business as described above and does not have any manufacturing, service or trading aspect to its business.

ASC 210-10-45-1, 45-5 and Regulation S-X Rules 5-02.3, .8, .9 and .19 through .21 state that a classified balance sheet is typically required to present total current assets and total current liabilities separately; however, it also allows for exceptions based on the entity’s industry and the nature of the entity’s operations. ASC 210-10-45-3 and 45-4 clarify that when an entity’s operating cycle exceeds one year, as is the case with the Company’s long-term aircraft leasing arrangements, the length of that cycle may be used in place of the standard one-year period, and an unclassified presentation may be more relevant and appropriate for users. The operating cycle of an aircraft

Cooley LLP 355 South Grand Avenue Suite 900 Los Angeles, CA 90071

t: +1 213 561 3250 f: +1 213 561 3244 cooley.com

May 7, 2025

Page Two

leasing company exceeds one year, and it is not possible to define the cycle clearly as lease lengths vary. Typically, the balance sheets of leasing companies and real estate companies do not distinguish between current and noncurrent assets and liabilities. Since the Company’s main operations are related to the leasing of aircraft, presenting a classified balance sheet may not provide the most meaningful information to users of its financial statements. An unclassified balance sheet presentation is not uncommon to companies in this industry given the long-term nature of leasing operations. In addition, the Company has no working capital requirements or covenants that require the tracking of a classified balance sheet. The Company provides all required disclosures under Rules 5-02.3, 5-02.8, 5-02.9, and 5-02.19 through 5-02.21 in its financial statement footnotes, including the nature, composition, and timing of realization or settlement of key balance sheet items.

Based on the discussion above, the Company believes that its current presentation is acceptable under ASC 210-10-45-1, 45-5 and related guidance in ASC 210-10-45-3 and 45-4, and Rules 5-02.3, .8, .9 through 5-02.21 of Regulation S-X, and is consistent with industry practices while providing decision-making and economically relevant information to the Company’s investors, analysts, and users of its financial statements.

Consolidated Statements of Operations and Other Comprehensive Income/(Loss), page 67

2.

Please include non-operating line items (e.g., interest expense and amortization of debt discounts and issuance costs) below your operating expense line items in your statements of operations. Refer to Rules 5-03.7 through .9 of Regulation S-X.

Response: ASC 220-10 and Rules 5-03.7 through 5-03.9 of Regulation S-X provide general guidance for the presentation of the statement of operations but do not prescribe a specific format or require classification of interest expense as non-operating in all cases. ASC 220-10 permits flexibility in presentation based on the nature of the entity’s operations, and Rule 5-03 applies specific sequencing only when a subtotal such as “Operating Income” is presented. Since the Company uses a single-step income statement that does not include such a subtotal, the requirements to separate operating and non-operating items are not applicable. The Company operates a capital-intensive aircraft leasing business in which debt financing is fundamental to acquiring revenue-generating assets. Interest expense and related amortization are recurring and integral to the Company’s cost structure. Presenting these items within operating expenses better reflects the nature of the Company’s business and the direct linkage between financing and revenue generation. This presentation is consistent with financial reporting practices of other entities in similar industries where financing activities are core to operations.

The Company provides full transparency of interest expense and related amortization on the face of the financial statements and in the accompanying notes. The disclosures include total amounts, components, and relevant debt terms, consistent with the requirements under U.S. GAAP and Regulation S-X.

Based on the discussion above, the Company believes that its current presentation is acceptable under ASC 220-10 and Regulation S-X Rules 5-03.7 through 5-03.9 and provides a meaningful and representative view of the Company’s operating results in the context of its business model.

Cooley LLP 355 South Grand Avenue Suite 900 Los Angeles, CA 90071

t: +1 213 561 3250 f: +1 213 561 3244 cooley.com

May 7, 2025

Page Three

3.	Please remove dividends declared per share of common stock from your statements of operations. Refer to ASC 505-10-S99-1, ASC 260-10-45-5 and SEC Release No. 33-10532.

Response: Beginning with the Company’s Form 10-Q for the quarter ended March 31, 2025, the Company removed dividends declared per share of common stock from its statements of operations and will continue to do so in future filings with the Commission. This information will instead be presented in the consolidated statements of shareholders’ equity and/or disclosed in the notes to the consolidated financial statements, consistent with the guidance in ASC 505-10-S99-1, ASC 260-10-45-5, and SEC Release No. 33-10532.

* * *

Please do not hesitate to contact me at (213) 561-3204 or via e-mail at jpmotley@cooley.com if you have any questions.

Sincerely,

/s/ John-Paul Motley

John-Paul Motley

Cooley LLP

cc:	John L. Plueger, Air Lease Corporation

Gregory B. Willis, Air Lease Corporation

Carol Forsyte, Air Lease Corporation

Logan Tiari, Cooley LLP

Cooley LLP 355 South Grand Avenue Suite 900 Los Angeles, CA 90071

t: +1 213 561 3250 f: +1 213 561 3244 cooley.com